SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2015

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated October 29, 2015 in respect of the change of company secretary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: October 30, 2015

	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

CHANGE OF COMPANY SECRETARY

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) announces Ms. Chu Ka Yee (“Ms. Chu”) has tendered her resignation as the company secretary and the authorised representative of the Company with effect from 1 November 2015. Ms. Chu has confirmed that there is no disagreement with the Board and there is no matter relating to her resignation that needs to be brought to the attention of the shareholders of the Company.

The Board is pleased to announce that Mr. Yung Shun Loy Jacky (“Mr. Yung”) has been appointed as the company secretary and the authorised representative of the Company with effect from 1 November 2015.

Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants of United Kingdom, and a Certified Practising Accountant in Australia. He has a bachelor degree in laws and a bachelor degree in social sciences. Mr. Yung has extensive experience in auditing, company secretary and senior financial management of listed companies.

The Board would like to take this opportunity to express its sincere gratitude to Ms. Chu for her valuable contributions to the Company and extend its warmest welcome to Mr. Yung for his appointment to the Company.

By Order of the Board of
China Unicom (Hong Kong) Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Hong Kong, 29 October 2015

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Wang Xiaochu, Lu Yimin, Li Fushen and Zhang Junan

Non-executive director	:	Cesareo Alierta Izuel

Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny